Navios Maritime Holdings Inc. Reports Financial Results for the

First Quarter Ended March 31, 2008

•	234% Increase in Quarterly Revenues
•	10% Increase in Quarterly EBITDA – 18% Increase in Adjusted EBITDA
•	Announces Dividend of $0.09 per share
•	Announces $72.0 Million Asset Acquisition for Navios South American Logistics

PIRAEUS, GREECE, May 29, 2008, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: “NM”), a global, vertically integrated seaborne shipping and logistics company, today reported its financial results for the first quarter ended March 31, 2008.

Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings, stated, “I am pleased with our performance for the first quarter of 2008. In addition to launching our logistics business in South America we also completed a substantial acquisition of assets which doubled the size of our logistics fleet. We also increased the size of Navios Partners, by selling the Navios Aurora I to the partnership for approximately $80.0 million. From a financial perspective, revenue increased 234% to $338.3 million and Adjusted EBITDA increased by 18% to $42.9 million.”

Addressing the fleet acquisition by Navios Logistics Ms. Frangou stated, “We are delighted to announce the acquisition of these assets. Globally, commodities remain in strong demand, and the South American export market is robust. This acquisition allows us to capture the expanding market opportunity, and the long-term contracts with major commodity producers have enabled us to increase the size of the fleet profitably.”

Throughout this press release, “Adjusted EBITDA” for the three months ended March 31, 2008 and 2007 is is defined as EBITDA, including amounts otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital) and losses on interest rate swaps.

2008 HIGHLIGHTS AND RECENT DEVELOPMENTS

Navios South American Logistics

Formation: On January 1, 2008, Navios Holdings contributed $112.2 million in cash and 100% ownership of its subsidiary, Corporacion Navios Sociedad Anonima, for 63.8% (67.2% excluding contingent consideration) of the outstanding stock of Navios South American Logistics Inc. (‘‘Navios Logistics’’). Navios Logistics had previously acquired 100% ownership in the Horamar Group (‘‘Horamar’’) in exchange for $112.2 million of cash (of which $5.0 million was escrowed and will be payable upon the attainment of certain EBITDA targets) and 36.2% of the outstanding stock of Navios Logistics (of which shares representing $15.0 million in value was escrowed and will be payable upon the attainment of certain EBITDA targets). Horamar was a privately held Argentina-based group specializing in the transport and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash. In addition to the strategic value of Horamar, Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141. Navios Holdings is in the process of allocating the purchase price to the acquired assets and liabilities.

Asset Acquisition: Navios Logistics has acquired a fleet for transporting dry and liquid cargo on the river in the Hidrovia Region. This fleet, consisting of 119 liquid and dry barges and vessels, represents six convoys and costs approximately $72.0 million. The fleet is anticipated to be in service sometime during the fourth quarter of 2008. The acquisition was financed by a Term Loan of $70.0 million with Marfin Egnatia Bank S.A. at a rate of LIBOR plus a margin of 175 basis points and a term of 3 years.

Simultaneous with the acquisition of this fleet, Navios Logistics entered into two agreements with major commodity producers that provide for the annual transport of over one million tons. These agreements are for three and five years, respectively. Navios Logistics anticipates generating more than $15.0 million in EBITDA annually from these convoys.

Before the transaction, Navios Logistics controlled approximately 110 barges and vessels. As a result of the transaction announced today, Navios Logistics will control a fleet with 240 barges and vessels. The combined fleet will be as follows:

•	17 push boats;
•	166 dry barges
•	46 tank barges;
•	3 LPG tank barges;
•	2 self-propelled barges;
•	2 small inland oil tankers,
•	2 handysize tankers
•	2 docking platforms

Claudio Lopez, CEO of Navios Logistics, stated, “This transaction reflects the benefits of being part of the Navios Group, as we can globally access assets and financing that increases our competitive position in the market.”

For more information about Navios Logistics, please see www.horamar.com.ar and www.naviosterminals.com

Navios Maritime Holdings, Inc.

Dividend: On May 27, 2008, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2008 of $0.09 per common share payable on June 30, 2008 to stockholders on record as of June 18, 2008.

Acquisition of Vessels: On January 9, 2008, Navios Holdings took delivery of Torm Antwerp, in its chartered-in fleet. Torm Antwerp is a 75,250 DWT Panamax vessel built in 2008.

On February 7, 2008, Navios Holdings took delivery of the vessel Navios Orbiter by exercising its purchase option. Previously the vessel was operating under the Company’s chartered-in fleet. The vessel’s purchase price was approximately $20.5 million.

On April 24, 2008, Navios Holdings took delivery of the vessel Navios Aurora I by exercising its purchase option. Previously, the vessel was operating under the Company’s chartered-in fleet. The vessel’s purchase price was approximately $21.3 million.

Changes in Capital Structure

Following the issuances of shares described below, Navios Holdings had 106,070,225 shares of common stock outstanding and 7,795,343 warrants outstanding as of March 31, 2008. The warrants will expire in accordance with their terms on December 9, 2008.

Share Repurchase Program: On February 14, 2008, the Board of Directors approved a share repurchase program of up to $50.0 million of the Navios Holdings’ common stock. Share repurchases have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Through March 31, 2008, 362,900 shares were repurchased under this program, for a total consideration of approximately $3.4 million.

Stock Plan: Pursuant to the stock plan approved by the Board of Directors Navios Holdings issued (net of shares forfeited) 13,334 restricted shares of common stock and 25,310 restricted units to its employees through the end of March 31, 2008.

Warrant Exercises: On March 10, 2008, the Company issued 7,362 shares of common stock following the exercise of warrants. The exercise of these warrants generated $36,810 of cash proceeds.

2008 FINANCIAL HIGHLIGHTS

•	Adjusted EBITDA increased by 18% to $42.9 million in the first quarter of 2008 from $36.3 million for the same period in 2007
•	Revenues increased by 234% to $338.3 million in the first quarter of 2008 from $101.1 million in the same period in 2007
•	Net debt to book capitalization was 17.8% as at March 31, 2008 and 7.4% as at December 31, 2007
•	Shareholders’ Equity increased by 0.8% to $775.7 million from $769.2 million

For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of operations for the three-month periods ended March 31, 2008 and March 31, 2007. The quarterly 2008 and 2007 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.

First Quarter 2008 Results (in thousands of US Dollars):

	Three Months ended March 31, 2008	Three Months ended March 31, 2007
Revenue	$338,277	$101,138
EBITDA	$37,998	$34,572
Adjusted EBITDA (*)	$42,901	$36,307
Net income	$14,244	$14,783
(*)

Adjusted EBITDA for the three months ended March 31, 2008 includes $2.5 million that is otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital) and $2.4 million interest rate swaps losses. Adjusted EBITDA for the three months ended March 31, 2007 includes $1.5 million that is otherwise eliminated by finance lease accounting and $0.2 million interest rate swap losses.

Revenue from vessels operations for the three months ended March 31, 2008 was $316.8 million as compared to $99.7 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to those in 2007. The achieved TCE rate per day, excluding FFAs, increased 141.9% from $21,349 per day in the first quarter of 2007 to $51,641 per day in the same period of 2008. The available days for the fleet increased by 59.9% to 6,014 in the first quarter of 2008 from 3,762 days in the same period of 2007.

Revenue from the logistics business was approximately $21.5 million in the first quarter of 2008 as compared to $1.4 million during the same period of 2007. This is due to the acquisition of Horamar group in January 2008.

EBITDA for the first quarter of 2008 and 2007 was $38.0 million and $34.6 million, respectively. EBITDA for the quarters does not include $2.5 million and $1.5 million, respectively, that otherwise are eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital) and is adversely impacted by $2.4 million and $0.2 million respectively, relating to interest rate swaps losses. Taking into account these items, EBITDA for the first quarter of 2008 would have been $42.9 million as compared to $36.3 million for the same period in 2007. The increase in Adjusted EBITDA of $6.6 million was primarily due to an increase in revenue by $237.2 million from $101.1 million in the first quarter of 2007 to $338.3 million for the same period in 2008, an increase in gain of FFA trading by $2.0 million from $2.9 million for the first quarter of 2007 to $4.9 million for the same period in 2008, a decrease in direct vessel expenses by $0.6 million from $6.2 million in the first quarter of 2007 to $5.6 million for the same period in 2008, an increase in interest income from investments in finance leases by $0.2 million, a gain of $2.6 million from the partial sale of a subsidiary in the first quarter of 2008, an increase of $1.0 million relating to finance lease accounting described herein and a net increase of $0.7 million in all other categories (minority interests and equity in net earnings of affiliated companies). This overall favorable variance of $244.3 million was mitigated mainly by the increase in time charter, voyage and port terminal expenses by $233.3 million from $60.4 million in the first quarter of 2007 to $293.7 million for the same period in 2008, an increase in general and administrative expenses by $4.1 million from $4.3 million in the first quarter of 2007 to $8.4 million for the same period in 2008 (excluding the $0.7 million share-based compensation for the first quarter of 2008) and an increase in net other expenses (excluding interest rate swaps losses) by $0.3 million from $0.1 million in the first quarter of 2007 to $0.4 million for the same period in 2008.

Net income for the first quarter ended March 31, 2008 was $14.2 million as compared to $14.8 million for the comparable period in 2007. The decrease of net income by $0.6 million was adversely affected by a $7.4 million increase in depreciation and amortization expense, a $0.7 million increase in share-based compensation expense, the $1.0 million relating to finance lease accounting and increase of $2.2 million relating to interest rate swaps losses This was mitigated. by a $6.6 million increase in Adjusted EBITDA, the increase in interest income by $1.2 million and the $1.2 million decrease in interest expense and the decrease in income taxes by $1.7 million.

Time Charter Coverage:

Navios Holdings has extended its long-term fleet employment by entering into agreements to charter out vessels for periods ranging from one to five years. As a result, as of May 23, 2008, Navios Holdings has currently contracted 98.6%, 66.7% and 37.9% of its available days on a charter-out basis for 2008, 2009 and 2010, respectively, equivalent to $215.3 million, $171.4 million and $147.4 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,762, $27,882 and $32,436 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $9,727.

The above figures do not include vessels servicing COA business.

Purchase Option:

In September 2007, Navios Holdings exercised its option to acquire the Navios Orbiter, a 76,602 dwt Panamax vessel built in 2004 which was delivered on February 7, 2008. The vessel’s purchase price was approximately $20.5 million and market value is estimated at $90.0 million.

On April 24, 2008, Navios Holdings took delivery of the vessel Navios Aurora by exercising its purchase option. Previously the vessel was operating under Company’s chartered-in fleet. The vessel’s purchase price was approximately $21.3 million.

Accordingly, Navios Holdings has options to acquire four of the remaining 17 chartered-in vessels currently in operation and 16 of the 20 long-term chartered-in vessels on order (on 11 of the 16 purchase options Navios Holdings holds a 50% initial purchase option)

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its core fleet performance for the three month periods ended March 31, 2008 and 2007.

	Three Months Ended
	March 31, 2008	March 31, 2007
	(Unaudited)	(Unaudited)
Available Days (1)	6,014	3,762
Operating Days (2)	6,012	3,762
Fleet Utilization (3)	100%	100%
Time Charter Equivalent including FFAs (4)	$52,547	$22,125
Time Charter Equivalent excluding FFAs (4)	$51,641	$21,349

(1)

Available days for fleet are total calendar days the vessels were in Navios’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)

Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.

Fleet Employment Profile:

Navios Holdings controls a fleet of 62 vessels totaling 6.0 million dwt, of which 26 are owned and 36 are chartered-in under long term charters. The company operates 34 vessels totaling 2.8 million dwt and it has 28 newbuildings to be delivered. Two of these vessels are expected to be delivered in 2008 and the remaining 26 at various dates through 2013. The average age of the operating fleet is 4.6 years.

Exhibit 2 displays the “core fleet” employment profile of Navios Holdings.

Conference Call:

As already announced, today, Thursday, May 29, 2008, at 08:30 AM EDT, the Company’s management will host a conference call to provide highlights and commentary on the first quarter of 2008.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am EDT on the day of the call. The conference call details are as follows:

Call Date/Time: Thursday, May 29, 2008; 8:30 am EDT

Call Title: Navios Maritime Holdings Inc. Q1 2008 Financial Results Conference Call

US Dial In: +1.800.860.2442

International Dial In: +1.412.858.4600

The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:

US Replay Dial In: +1.877.344.7529

US Replay Passcode: 419905#

International Replay Dial In: +1.412.317.0088

International Replay Passcode: 419905#

This call will be simultaneously Webcast at the following Web address: http://services.choruscall.com/links/navios080529.html. The Webcast will be archived and available at this same Web address for one month following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.

About Navios South America Logistics, Inc.

Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of over 100 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com

EXHIBIT 1

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US Dollars – except per share data)

	Note	March 31, 2008	December 31, 2007
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,9	$290,908	$427,567
Restricted cash	9	140,486	83,697
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at March 31, 2008 and $5,675 as at December 31, 2007		87,582	104,968
Short term derivative asset	9	176,564	184,038
Short term backlog asset	7	1,190	2,454
Due from affiliate companies		1,044	4,458
Prepaid expenses and other current assets		44,629	41,063
Total current assets		742,403	848,245
Deposit for vessels acquisitions		212,188	208,254
Vessels, port terminal and other fixed assets, net	6	596,279	425,591
Long term derivative assets	9	102	90
Deferred financing costs, net		13,147	13,017
Deferred dry dock and special survey costs, net		4,528	3,153
Investments in leased assets		56,229	58,756
Other long term assets		6,684	—
Investments in affiliates		792	1,079
Long term backlog asset	7	—	44
Customer relationships		32,025	—
Trade name	7	93,418	83,393
Port terminal operating rights	7	32,206	29,179
Favorable lease terms	7	218,217	229,393
Goodwill		137,356	70,810
Total non-current assets		1,403,171	1,122,759
Total assets		$2,145,574	$1,971,004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$58,255	$106,665
Accrued expenses		54,549	37,926
Deferred voyage revenue		23,040	31,056
Short term derivative liability	9	241,637	256,961
Deferred tax liability		5,593	3,663
Current portion of long term debt	8	15,797	14,220
Total current liabilities		398,871	450,491
Senior notes, net of discount		298,196	298,149
Long term debt, net of current portion	8	378,333	301,680
Unfavorable lease terms		93,132	96,217
Long term liabilities		1,461	638
Deferred tax liability	9	76,876	53,807
Long term derivative liability		748	818
Total non-current liabilities		848,746	751,309
Total liabilities		1,247,617	1,201,800
Minority interest	3	122,250	—
Commitments and contingencies	11
Stockholders’ equity
Preferred stock - $0.0001 par value, authorized 1,000,000 shares. None issued
Common stock - $0.0001 par value, authorized 250,000,000 shares, issued 106,433,125 and 106,412,429 and outstanding 106,070,225 and 106,412,429 as of March 31, 2008 and December 31, 2007, respectively	10	11	11
Additional paid-in capital	10	533,704	536,306
Accumulated other comprehensive loss	9	(15,496)	(19,939)
Retained earnings		257,488	252,826
Total stockholders’ equity		775,707	769,204
Total liabilities and stockholders’ equity		$2,145,574	$1,971,004

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of US Dollars - except share and per share data)

	Note	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
		(unaudited)	(unaudited)
Revenue	13	$338,277	$101,138
Gain on forward freight agreements	9	4,887	2,854
Time charter, voyage and port terminal expenses		(293,699)	(60,440)
Direct vessel expenses		(5,633)	(6,158)
General and administrative expenses		(9,134)	(4,293)
Depreciation and amortization	6, 7	(13,604)	(6,273)
Gain on partial sale of subsidiary	2	2,574	—
Interest income from investments in finance lease		800	560
Interest income		2,739	1,523
Interest expense and finance cost, net	8	(12,232)	(13,471)
Other income		19	168
Other expense		(2,847)	(474)
Income before equity in net earnings of affiliate companies and joint venture		12,147	15,134
Equity in net earnings of affiliated companies and joint venture		2,078	828
Income before taxes and minority interests		14,225	15,962
Income taxes		507	(1,179)
Income before minority interests		14,732	14,783
Minority interests	3	(488)	—
Net income		$14,244	$14,783
Less:
Incremental fair value of securities offered to induce warrants exercise		—	(4,195)
Income available to common shareholders		14,244	10,588
Earnings per share, basic		$0.13	$0.14
Weighted average number of shares, basic	14	106,371,936	76,257,391
Earnings per share, diluted		$0.13	$0.13
Weighted average number of shares, diluted	14	110,695,036	82,937,670

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US Dollars)

	Note	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2007
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$14,244	$14,783
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	13,604	6,273
Amortization of deferred financing cost		464	447
Amortization of deferred dry dock costs		428	401
Provision for losses on accounts receivable		—	(550)
Unrealized (gain)/loss on FFA derivatives		(1,309)	1,767
Unrealized loss on interest rate swaps		1,613	834
Share based compensation		736	—
Gain on partial sale of subsidiary	2	(2,574)	—
Deferred taxation		(507)	1,167
Minority interests		488
Earnings in affiliates and joint ventures, net of dividends received		296	(452)
Changes in operating assets and liabilities:
Increase in restricted cash		(56,789)	(13,447)
Decrease/(increase) in accounts receivable		27,339	(252)
Increase in prepaid expenses and other current assets		(651)	(1,485)
Decrease in due from affiliates		3,414	—
Decrease in accounts payable		(57,662)	(14,125)
Increase in accrued expenses		12,802	7,610
(Decrease)/increase in deferred voyage revenue		(8,016)	11,778
(Decrease)/increase in long term liability		174	(37)
(Decrease)/increase in derivative accounts		(3,792)	36,368
Payments for dry dock and special survey costs		(1,803)	(74)
Net cash (used in)/provided by operating activities		(57,501)	51,006
INVESTING ACTIVITIES:
Acquisition of vessels	6	(17,875)	(18,361)
Deposit on exercise of vessel purchase options		(5,984)	—
Acquisition of subsidiary	3	(105,069)	(145,436)
Deposit in escrow in connection with the acquisition of subsidiary		(5,000)	—
Receipts from finance lease		2,527	1,505
Purchase of property and equipment	6	(857)	(147)
Net cash used in investing activities		(132,258)	(162,439)
FINANCING ACTIVITIES:
Proceeds from long term loan	8	70,120	24,895
Debt issuance costs		(546)	(2,820)
Repayment of long term debt	8	(3,555)	(280)
Dividends paid		(9,582)	(5,462)
Acquisition of treasury stock	10	(3,374)	—
Issuance of common stock	10	37	66,571
Net cash provided by financing activities		53,100	82,904
Decrease in cash and cash equivalents		(136,659)	(28,529)
Cash and cash equivalents, beginning of period		427,567	99,658
Cash and cash equivalents, end of period		$290,908	$71,129
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$548	$3,221

Disclosure of Non-GAAP Financial Measures

EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses EBITDA (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.

EBITDA Reconciliation to Cash from Operations

Three Months Ended March 31,

(in thousands of US Dollars)

EBITDA Reconciliation to Cash from Operations for three months ended March 31, 2008 and 2007

Three Months Ended (in thousands of US Dollars)	March 31, 2008	March 31, 2007
Net cash (used in) provided by operating activities	$(57,501)	$51,006
Net increase (decrease) in operating assets	26,687	15,184
Net (increase) decrease in operating liabilities	56,494	(41,594)
Net interest cost	9,493	11,948
Deferred finance charges	(464)	(447)
Provision for losses on accounts receivable	—	550
Unrealized gain (loss) on FFA derivatives and interest rate swaps	(304)	(2,601)
Earnings in affiliates and joint ventures, net of dividends received	(296)	452
Payments for drydock and special survey	1,803	74
Minority interests	(488)	—
Gain on partial sale of subsidiary	2,574	—
EBITDA	$37,998	$34,572

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (CORE FLEET)

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Aurora I (1)	Panamax	2005	75,397
Navios Asteriks	Panamax	2005	76,801
Obeliks(2)	Capesize	2000	170,454
Vanessa	Product Handysize	2002	19,078

Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios TBN	Capesize	08/2009	172,000
Navios TBN(3)	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000
______________
(1)	In April 2008, Navios Holdings took delivery of the vessel by exercising its purchase option.
(2)	95% owned. Agreed to be sold for approximately $36.1 million in Q2 2008.
(3)	Navios Partners has the option to acquire this vessel for $135 million.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option (1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No

Long-term Chartered-in Fleet to be Delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight	Purchase Option
			(in metric tons)
Navios Armonia	Ultra Handymax	06/2008	55,100	No
Phoenix Grace	Capesize	11/2008	170,500	No
Phoenix Beauty	Capesize	12/2009	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes(2)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes(2)
Navios TBN	Kamsarmax	08/2010	81,000	Yes(2)
Navios TBN	Kamsarmax	09/2010	81,000	Yes(2)
Navios TBN	Kamsarmax	11/2010	81,000	Yes(2)
Navios TBN	Handysize	01/2011	35,000	Yes(2)
Navios TBN	Kamsarmax	01/2011	81,000	Yes(2)
Navios TBN	Kamsarmax	02/2011	81,000	Yes(2)
Navios TBN	Kamsarmax	03/2011	81,000	Yes(2)
Navios TBN	Handysize	05/2011	35,000	Yes(2)
Navios TBN	Handysize	06/2011	35,000	Yes(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	60,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes
______________
(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.